FILED BY NORTHROP GRUMMAN CORPORATION
                                 PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14d-2 OF THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: NEWPORT NEWS
                                 SHIPBUILDING INC.
                                 COMMISSION FILE NO.:  1-12385

NORTHROP GRUMMAN CORPORATION
Public Information
1840 Century Park East
Los Angeles, California  90067-2199
Telephone:        310-553-6262
Fax:              310-556-4561

Contact:          Frank Moore (Media) (310) 201-3335
                  Gaston Kent (Investors) (310) 201-3423


FOR IMMEDIATE RELEASE

NORTHROP GRUMMAN ANNOUNCES PRORATION CALCULATION
-------------------------------------------------
FOR NEWPORT NEWS SHIPBUILDING MERGER
------------------------------------

     Los Angeles - Jan. 24, 2002 - Northrop Grumman Corporation (NYSE: NOC) announced today the proration calculation for the shares of Newport News Shipbuilding Inc. common stock not previously purchased in its tender offer that was completed on Nov. 29, 2001. Northrop Grumman's acquistion of Newport News was completed through a merger that closed on Jan. 18, 2002.

     Northrop Grumman said of the 4,015,533 of the 4,419,623 shares for which an election was made in the merger elected to receive Northrop Grumman shares. An additional 404,090 elected to receive cash.
Approximately 1,862,539 shares were surrendered in the merger without an election or were not surrendered in the merger.

     Each Newport News share electing stock in the merger will receive .7193 Northrop Grumman shares, excluding treatment of fractional shares.
Each Newport News share electing to receive cash in the merger will receive $67.50 in cash. Those stockholders who did not make an election in connection with the merger and those stockholders who did not surrender their shares of Newport News will receive $51.14 in cash and .1743 Northrop Grumman shares, excluding treatment of fractional shares, upon surrender of their share certificates.

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

     THE ABOVE NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE MERGER OF NORTHROP GRUMMAN AND NEWPORT NEWS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY NOT BE REALIZED, OR MAY VARY MATERIALLY FROM RESULTS THAT MAY BE DISCUSSED OR IMPLIED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY AFFECT ACTUAL RESULTS INCLUDE THE RISKS INHERENT IN THE SUCCESSFUL INTEGRATION OF NEWPORT NEWS INTO NORTHROP GRUMMAN'S BUSINESS, THE TIMELY DEVELOPMENT AND MARKET ACCEPTANCE OF THE PRODUCTS AND SERVICES OF THE COMBINED COMPANIES, NORTHROP GRUMMAN'S ABILITY TO REMAIN COMPETITIVE IN A HIGHLY COMPETITIVE AND RAPIDLY CHANGING MARKETPLACE, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN EACH COMPANY'S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, NORTHROP GRUMMAN'S REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000.

                                   # # #

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